UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Vista Gold Corp.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

927926303
(CUSIP Number)

Peter F. Palmedo Sun Valley Gold LLC 620 Sun Valley Road PO Box 2759 Sun Valley, Idaho 83353 Telephone Number +1 208-726-2327
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	927926303

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sun Valley Gold LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

20,572,544

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

20,572,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,572,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	927926303

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Palmedo Holdings LLLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

20,572,544

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

20,572,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,572,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	927926303

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter F. Palmedo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

20,572,544

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

20,572,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,572,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	927926303

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sun Valley Gold Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,952,329

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,952,329

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,952,329

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	927926303

Item 1.	Security and Issuer.

The name of the issuer is Vista Cold Corp., a British Columbia corporation (the "Issuer"). The address of the Issuer's principal executive offices is 7961 Shaffer Parkway, Littleton, CO 80127. This Schedule 13D relates to the Issuer's Common Shares (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by Sun Valley Gold LLC, a Delaware company (“Sun Valley”), Palmedo Holdings LLLP, a Nevada limited liability limited partnership (“Palmedo”), Sun Valley Gold Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”), and Peter F. Palmedo, a United States Citizen (collectively, the "Reporting Persons").

(b)	The principal business address for the Reporting Persons is 620 Sun Valley Road, P.O. Box 2759, Sun Valley, ID 83353.

(c)	Mr. Palmedo is the Managing Member of Sun Valley, the General Partner of Palmedo, and the director of the Fund. The principal business of Sun Valley is serving as an investment adviser to its clients, including the Fund. Sun Valley is the investment manager to the Fund. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund and other clients of Sun Valley, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.

The Reporting Persons have had and anticipate having further conversations with members of the Issuer's management and board of directors regarding possible ways to enhance shareholder value. The topics of these conversations will cover a range of issues, potentially including those relating to strategy and the composition of the board. The Reporting Persons may also have similar conversations with other stockholders of the Issuer and other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.

No Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons may in the future take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the board of directors, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, and/or engaging in hedging or similar transactions with respect to the Shares.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, the Sun Valley, Palmedo, and Mr. Palmedo may be deemed to be the beneficial owners of 20,572,544 Shares, constituting 17.2% of the Shares, based upon 118,989,927* Shares outstanding.

As of the date hereof, the Fund may be deemed to be the beneficial owner of 13,952,329 Shares, constituting 11.7% of the Shares, based upon 118,989,927* Shares outstanding.

Sun Valley has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,572,544 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 20,572,544 Shares.

Palmedo has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,572,544 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 20,572,544 Shares.

Mr. Palmedo has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,572,544 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 20,572,544 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 13,952,329 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 13,952,329 Shares.

*This outstanding Shares figure reflects the number of outstanding Shares at February 17, 2023, as reported in the Form 10-K filed by the Issuer on February 23, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2023
(Date)

Sun Valley Gold LLC* By: /s/ Peter F. Palmedo
(Signature)

Peter F. Palmedo, Managing Member
(Name/Title)

Palmedo Holdings LLLP By: Peter F. Palmedo
(Signature)

Peter F. Palmedo, General Partner
(Name/Title)

Sun Valley Gold Master Fund, Ltd.* By: Peter F. Palmedo
(Signature)

Peter F. Palmedo, Director
(Name/Title)

/s/ Peter F. Palmedo

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated March 13, 2023, relating to the Common Stock of Vista Gold Corp. shall be filed on behalf of the undersigned.

March 13, 2023
(Date)

Sun Valley Gold LLC By: /s/ Peter F. Palmedo
(Signature)

Peter F. Palmedo, Managing Member
(Name/Title)

Palmedo Holdings LLLP By: /s/ Peter F. Palmedo
(Signature)

Peter F. Palmedo, General Partner
(Name/Title)

Sun Valley Gold Master Fund, Ltd. By: /s/ Peter F. Palmedo
(Signature)

Peter F. Palmedo, Director
(Name/Title)

/s/ Peter F. Palmedo